January 13, 2010

H. Anthony Gartshore
First Regional Bancorp
1801 Century Park East
Los Angeles, CA 90067

   Re: **First Regional Bancorp**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Form 10-Q for Period Ended March 31, 2009
      File No. 000-10232

Dear Mr. Gartshore:

  We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and Form 10-Q for Period Ended March 31, 2009 and have no further comments at this time.

         Sincerely,

         Kathryn McHale
         Attorney-Adviser